UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-32384

Macquarie Infrastructure Corporation

(Exact name of registrant as specified in its charter)

125 West 55th Street

New York, New York 10019

(212) 231-1000

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.001 per share of Macquarie Infrastructure Corporation

(Title of each class of securities covered by this Form)

None.

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: One.

This Form 15 relates to the Common Stock, par value $0.001 per share, of Macquarie Infrastructure Corporation (“MIC Corp”), 100 shares of which are currently issued and outstanding. Pursuant to the Agreement and Plan of Merger, dated March 30, 2021, by and among MIC Corp, Macquarie Infrastructure Holdings, LLC, a Delaware limited liability company and a wholly-owned subsidiary of MIC Corp (“MIH”) and Plum Merger Sub, Inc., a Delaware corporation and wholly-owned subsidiary of MIH (“Merger Sub”), on September 22, 2021, MIC Corp completed its merger with and into Merger Sub, with MIC Corp surviving as a wholly-owned subsidiary of MIH.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Macquarie Infrastructure Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: September 22, 2021	MACQUARIE INFRASTRUCTURE CORPORATION

	By:	/s/ Christopher Frost
	Name:	Christopher Frost
	Title:	Chief Executive Officer

Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.